RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Preliminary Pricing Supplement
Subject to Completion:
 Dated March 12, 2018
to the Product Prospectus Supplement FIN-1 Dated January 14, 2016, and the Prospectus and Prospectus Supplement, each dated January 8, 2016
$ __________ Inflation Linked Notes, Due March 22, 2023 Royal Bank of Canada

Royal Bank of Canada is offering the Inflation Linked Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78013XHG6.
The Notes will accrue interest at rate equal to the Reference Rate + 0.70%, subject to a floor of 0.00%.
The Reference Rate will equal: (CPIt – CPIt-12)  / CPIt-12t where,
•	CPIt = CPI for the fourth month prior to the calendar month in which the applicable Interest Payment Date (as defined below) occurs, which we refer to as the “Reference Month”; and
•	CPIt–12 = CPI for the twelfth month prior to the applicable Reference Month.
We will pay interest on the Notes monthly, on the last business day of each month (each an “Interest Payment Date”), commencing on April 22, 2018. Any payments on the Notes are subject to our credit risk.
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the date of this pricing supplement is $988.00 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $975.00 per $1,000 in principal amount.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC (“RBCCM”) will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at purchase prices that are expected to be between 99% and 100% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about March 22, 2018, against payment in immediately available funds.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
 SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	March 20, 2018
Issue Date:	March 22, 2018
Maturity Date:	March 22, 2023
CUSIP:	78013XHG6
Type of Note:	Floating Rate Note
Interest Rate:	Interest will be payable on the Notes at a rate equal to the Reference Rate + 0.70%. However, the interest rate for any interest period will not be less than 0%.
Reference Rate:
(CPIt – CPIt-12)  /  CPIt-12
where,
•    CPIt = CPI for the fourth month prior to the calendar month in which the applicable Interest Payment Date occurs, which we refer to as the “Reference Month”; and
•    CPIt–12 = CPI for the twelfth month prior to the applicable Reference Month.

Initial Interest Rates:
As a result of these calculations, interest will be payable for the first month of the Notes at the rate of 2.809%, and for the second month of the Notes at the rate of 2.771%. The rate of interest on the Notes after these periods is not currently known; however, the rate of interest on the Notes for the third month of the Notes will be known prior to the pricing date.

Consumer Price Index (CPI):
The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”), as published on Bloomberg CPURNSA or any successor service.

Interest Payment Dates:
Monthly, on the 22nd day of each month, commencing April 22, 2018 and ending on the Maturity Date. If an Interest Payment Date is not a New York or London business day, interest shall be paid on the next New York or London business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Interest Period:
Each period from and including an Interest Payment Date (or the Issue Date, as applicable) to but excluding the following Interest Payment Date or the Maturity Date, as applicable.
Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Redemption:	Not Applicable.
Survivor’s Option:	Not Applicable.

P-2	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 14, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the accompanying prospectus dated January 8, 2016 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities”.

Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement FIN-1 dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement FIN-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047762/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
HYPOTHETICAL INTEREST RATES
The examples set out below are included for illustration purposes only. The hypothetical Reference Rates used to illustrate the calculation of the interest rate on the Notes are not estimates or forecasts of the Reference Rates or the levels of CPI for any Reference Month or for any month prior to the Maturity Date. All examples are based upon the floor of 0.00% and assume that a holder purchased Notes with an aggregate principal amount of $1,000.
Example 1—	Calculation of the Interest Rate where the Reference Rate is positive.
	Reference Rate:	2.75%
	Interest Rate:	2.75% + 0.70% = 3.45%
	A Reference Rate of 2.75% results in an Interest Rate of 3.45% per annum.

Example 2—	Calculation of the Interest Rate where the Reference Rate is negative.
	Reference Rate:	-0.45%
	Interest Rate:	-0.45% + 0.70% = 0.25%
	A Reference Rate of -0.45% results in an Interest Rate of 0.25% per annum.

Example 3—	Calculation of the Interest Rate where the Reference Rate is negative.
	Reference Rate:	-2.45%
	Interest Rate:	-2.45% + 0.70% = -1.75%, however the floor is 0.00%
	A Reference Rate of -2.45% results in an Interest Rate of 0.00% per annum.

P-5	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary fixed or floating rate notes, including, but not limited to, fluctuations in the average price of consumer goods and services, as well as other events that are difficult to predict and beyond our control. See “Additional Risk Factors Specific to the Notes—Notes Linked to the Consumer Price Index (the “CPI”) Are Subject to Additional Risks” in the product prospectus supplement FIN-1 dated January 14, 2016. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 dated January 14, 2016 and the prospectus supplement dated January 8, 2016. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
The Amount of Interest Payable on the Notes is Uncertain and May be Zero. The level of the CPI may decrease during periods of little or no inflation (and will decrease during periods of deflation). In such a case, the interest on the Notes during any Interest Period may be zero, or may only exceed zero by a small amount. In periods of limited inflation, the interest rate on the Notes may be less than the interest rate payable on a conventional security that we issue with a comparable maturity date.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public.   The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the level of the Reference Rate, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set. The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

P-6	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
The CPI Itself and the Method by which the Bureau of Labor Statistics of the U.S. Bureau of Labor Statistics (“BLS”) Calculates the CPI May Change In the Future.  There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that reduces the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.
Consumer Prices May Change Unpredictably, Affecting the Level of the CPI and the Market Value of the Notes in Unforeseeable Ways.  Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates.  These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

P-7	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the Reference Rate level during any period shown below is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate. Royal Bank cannot make any assurance that the future levels of the Reference Rate will result in holders of the Notes receiving interest payments at the specified coupon. The graph below sets forth the historical performance of the Reference Rate from January 1988 through January 2018.
We obtained the information regarding the historical performance of the Reference Rate in the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.
Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-8	RBC Capital Markets, LLC

Inflation Linked Notes, Due March 22, 2023
SUPPLEMENTAL PLAN OF DISTRIBUTION
We expect that delivery of the Notes will be made against payment for the Notes on or about March 22, 2018, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rate, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price.  See “Risk Factors—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-9	RBC Capital Markets, LLC